Form 11-K
ANNUAL REPORT PURSUANT
TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number 001-10351
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
PCS U.S. Employees’ Savings Plan
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Potash Corporation of Saskatchewan Inc.
122 - 1st Avenue South
Saskatoon, Saskatchewan, Canada S7K 7G3

PCS U.S. Employees’
Savings Plan
Financial Statements as of December 31, 2008 and
2007, and for the Year Ended December 31, 2008,
Supplemental Schedules as of and for the Year
Ended December 31, 2008, and Report of
Independent Registered Public Accounting Firm

PCS U.S. EMPLOYEES’ SAVINGS PLAN
TABLE OF CONTENTS

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2008 and 2007	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2008	3

Notes to Financial Statements as of December 31, 2008 and 2007, and for the Year Ended December 31, 2008	4–10

SUPPLEMENTAL SCHEDULES:	11

Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2008	12

Form 5500, Schedule H, Part IV, Question 4a — Delinquent Participant Contributions for the Year Ended December 31, 2008	13

NOTE:	All other schedules required by Section 2520.103 10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Plan Administrator and Participants of the
PCS U.S. Employees’ Savings Plan:
We have audited the accompanying statements of net assets available for benefits of the PCS U.S. Employees’ Savings Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2008, and schedule of delinquent participant contributions for the year ended December 31, 2008, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan’s management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2008 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.
/s/   Deloitte & Touche LLP
Chicago, Illinois
June 22, 2009

PCS U.S. EMPLOYEES’ SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2008 AND 2007

	2008	2007
ASSETS:
Participant-directed investments — at fair value (Note 3)	$197,901,416	$308,761,983
Receivables:
Company performance contribution	3,519,160	3,162,842
Participant contributions		59
Company matching contributions		22
Unsettled trades	2,921	1,056,128

Total assets	201,423,497	312,981,034

LIABILITIES — Corrective distributions payable	(26,441)	(52,165)

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	201,397,056	312,928,869

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	2,017,500	388,918

NET ASSETS AVAILABLE FOR BENEFITS	$203,414,556	$313,317,787

See notes to financial statements.

PCS U.S. EMPLOYEES’ SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2008

CONTRIBUTIONS:
Company matching contributions	$3,027,574
Company performance contribution	3,519,160
Participant contributions	9,651,922
Rollover contributions	1,894,570

Total contributions	18,093,226

NET OTHER	46,305

INVESTMENT (LOSS) INCOME:
Net depreciation in fair value of investments (Note 3)	(106,281,909)
Interest and dividends	4,922,161

Net investment loss	(101,359,748)

OTHER DEDUCTIONS:
Benefits paid to participants	(26,634,678)
Administrative expenses	(48,336)

Total other deductions	(26,683,014)

DECREASE IN NET ASSETS	(109,903,231)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	313,317,787

End of year	$203,414,556

See notes to financial statements.

PCS U.S. EMPLOYEES’ SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2008 AND 2007, AND FOR THE YEAR ENDED DECEMBER 31, 2008

1.	DESCRIPTION OF PLAN

The following description of the PCS U.S. Employees’ Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General — The Plan is a defined contribution plan sponsored by PCS Administration (USA), Inc. (the “Company”) covering all eligible employees of the Company; PCS Phosphate Company, Inc.; PCS Sales (USA), Inc.; certain employees of White Springs Agricultural Chemicals, Inc.; and certain employees of PCS Nitrogen, as defined in the Plan document. The Employee Benefits Committee of the Company controls and manages the operation and administration of the Plan. Fidelity Management Trust Company serves as the trustee of the Plan. Fidelity Management Trust Company serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions — Participants may contribute up to 50% of base compensation each year, as defined in the Plan document, subject to certain Internal Revenue Code (IRC) limitations. These contributions may be pretax contributions and/or after-tax contributions. Participants who are age 50 and over may also make additional “catch-up” contributions.

The Plan has an Automatic Enrollment provision, under which new participants are set up with a 3% pretax deferral, unless they formally waive participation or elect a different participation level.

The Company will match $0.50 for each $1.00 of participant contributions, excluding catch-up contributions, up to 6% of base compensation, subject to certain limitations as described in the Plan agreement and the Internal Revenue Code of 1986, as amended. Participants may also rollover amounts representing distributions from other qualified defined benefit or contribution plans (rollover contributions), which are not eligible for the Company match.

The Company may also make a discretionary Company Performance Contribution ranging from 0% to 3% of each eligible participant’s base pay. The Company made a 2008 Company Performance Contribution of 3% of each eligible participant’s base pay.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, the Company’s performance contribution when applicable, and allocations of Plan earnings, and is charged with withdrawals, allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Investments — Participants direct the investment of their account balances and contributions into various investment options offered by the Plan. The Plan currently offers Potash Corporation of Saskatchewan Inc. (PCS) Common Stock, a selection of mutual funds, and one pooled investment stable value fund. The U.S. Government Reserves Fund is used to maintain dividends distributed with the ESOP option and is not available as a participant-directed investment option. The PCS stock purchase account is a money market fund that is used in the recordkeeping of the purchases and sales of fractional shares of Company stocks and is not available as a participant-directed investment option. Effective as of October 1, 2008, the investment option Legg Mason Value Trust FI Class was no longer available for new contributions.

Participants who are enrolled in the Plan under the automatic enrollment provision and who have not otherwise directed, will have their contributions and the employer contributions invested in the Plan’s “default fund” which has been designated as the Fidelity Freedom Funds, specifically the Freedom Fund that has a target retirement date closest to the year that the participant might retire, based on the participant’s current age and assuming a normal retirement age of 65.

Vesting — Participants are immediately vested in their account balances.

Participant Loans — Participants may borrow from their fund accounts up to a maximum amount equal to the lesser of $50,000 or 50% of the participant contribution portion of their account balance. Loan terms range from one to five years or up to 20 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at two percentage points above the rate for five-year U.S. Treasury notes on the last day of the preceding calendar quarter in which the funds are borrowed. Loans for the purchase of a primary residence bear interest at the standard lending rate for 20-year fixed rate home mortgage loans. Principal and interest are paid ratably through payroll deductions.

Payments of Benefits — On termination of service, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s interest in his or her account; or monthly, quarterly, or annual installments over the participant’s estimated life span. Other forms of benefits are also provided to participants whose accounts were transferred from other plans. A participant may elect to receive payment of benefits prior to termination of service, as defined in the Plan. Participants may elect to receive their investment in the PCS Stock Fund in cash or in whole shares of PCS Common Stock. The Plan includes an ESOP feature with a dividend payout program whereby participants may elect to receive dividends paid on their shares of PCS Common Stock in the PCS Stock Fund.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan utilizes various investment instruments, including mutual funds, a pooled investment stable value fund, and common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The PCS common stock is valued at quoted market price. The Fidelity

Managed Income Portfolio II (the “Portfolio”) is stated at fair value and then adjusted to contract value as the Portfolio’s investment contracts are fully benefit-responsive. Fair value of the Portfolio is the sum of the fair value of the underlying investments. Contract value of the Portfolio is the sum of participant and Company contributions, plus accrued interest thereon less withdrawals. Participant loans are valued at the outstanding loan balances.

In accordance with Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), the Portfolio is presented at fair value in participant-directed investments on the statements of net assets available for benefits, and an additional line item is presented showing the adjustment from fair value to contract value. The statement of changes in net assets available for benefits is presented on a contract value basis.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in the mutual funds and pooled fund are deducted from income earned on a daily basis and are not separately charged to an expense. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

The Fidelity Managed Income Portfolio II — The Portfolio is a stable value fund that is a commingled pool of the Fidelity Group Trust for Employee Benefit Plans. The Portfolio may invest in fixed interest insurance company investment contracts, money market funds, corporate and government bonds, mortgage-backed securities, bond funds, and other fixed income securities. Fair value of the Portfolio is the net asset value of its holdings at year-end. Underlying securities for which quotations are readily available are valued at their most recent bid prices or are valued on the basis of information provided by a pricing service. Fair value of the underlying investment contracts is estimated using a discounted cash flow model.

Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment in the Portfolio at contract value. The crediting interest rates were 3.48% and 4.64% at December 31, 2008 and 2007, respectively, which were based on the interest rates of the underlying portfolio of assets. The average yield for the year ended December 31, 2008, was 3.40%.

New Accounting Guidance — The financial statements reflect the prospective adoption of Statement of Financial Accounting Standards No. 157 (“SFAS No. 157”), Fair Value Measurements, as of the beginning of the year ended December 31, 2008 (See Note 6). SFAS No. 157 is effective for the Plan’s financial statements for the year ended December 31, 2008. SFAS No. 157 establishes a single authoritative definition of fair value, sets a framework for measuring fair value, and requires additional disclosures about fair value measurements.

Administrative Expenses — Administrative expenses of the Plan are paid by the Plan or the Plan Sponsor, as provided in the Plan Document.

Payment of Benefits — Benefit payments to participants are recorded upon distribution. There were no amounts allocated to accounts of participants who had elected to withdraw from the Plan but had not yet been paid at December 31, 2008 and 2007.

Corrective Distributions Payable — The Plan is required to return contributions received during the Plan year in excess of the IRC limits.

3.	INVESTMENTS

The Plan’s investments are shown below. Investments that represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2008 and 2007, are marked with an asterisk:

Fixed income and bond funds:
Fidelity Managed Income Portfolio II	$49,716,149	*	$51,297,329	*
Fidelity Retirement Money Market Portfolio	12,355,641	*	12,058,360
Fidelity Institutional Short-Intermediate Government Fund	5,903,437		4,750,749
Fidelity U.S. Government Reserves Fund	135		106

Equity funds:
Davis NY Venture A	10,467,834	*	22,990,080	*
Legg Mason Value Trust FI Class	3,619,540		12,532,591
ABF Large Cap Value Inst	484,925		1,077,722
Fidelity Puritan Fund	8,607,553		14,599,046
Fidelity Growth Company	6,800,343		13,113,757
Fidelity Overseas Fund	4,774,748		11,171,496
Fidelity Mid-Cap Stock Fund	2,628,908		6,131,163
Fidelity Small Cap Stock Fund	1,506,006		3,793,533
Fidelity Freedom Income	268,808		376,539
Fidelity Freedom 2000	182,918		224,206
Fidelity Freedom 2005	25,329		227,484
Fidelity Freedom 2010	1,187,338		1,949,177
Fidelity Freedom 2015	1,194,827		1,574,249
Fidelity Freedom 2020	1,326,565		1,749,410
Fidelity Freedom 2025	744,498		1,472,832
Fidelity Freedom 2030	432,725		543,761
Fidelity Freedom 2035	171,025		218,239
Fidelity Freedom 2040	276,989		649,570
Fidelity Freedom 2045	81,069		44,740
Fidelity Freedom 2050	108,373		45,451
Fidelity Spartan US Equity Index Fund	5,331,044		10,033,768
PCS Common Stock	73,853,448	*	130,454,684	*
PCS Stock Purchase Account	1,836		2,308
Participant loans	5,849,405		5,679,633

Total at fair value	$197,901,416		$308,761,983

During 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Fixed income and bond funds — Fidelity Institutional Short-Intermediate Government Fund	$243,305

Equity funds:
Davis NY Venture A	(8,047,902)
Legg Mason Value Trust FI Class	(6,012,937)
ABF Large Cap Value Inst	(378,180)
Fidelity Puritan Fund	(4,011,557)
Fidelity Growth Company	(4,959,888)
Fidelity Overseas Fund	(4,842,661)
Fidelity Mid-Cap Stock Fund	(2,392,204)
Fidelity Small Cap Stock Fund	(1,367,359)
Fidelity Freedom Income	(51,706)
Fidelity Freedom 2000	(40,669)
Fidelity Freedom 2005	(16,744)
Fidelity Freedom 2010	(509,260)
Fidelity Freedom 2015	(558,544)
Fidelity Freedom 2020	(717,528)
Fidelity Freedom 2025	(484,234)
Fidelity Freedom 2030	(279,491)
Fidelity Freedom 2035	(108,959)
Fidelity Freedom 2040	(209,161)
Fidelity Freedom 2045	(51,647)
Fidelity Freedom 2050	(54,343)
Fidelity Spartan US Equity Index Fund	(3,429,875)
PCS Common Stock	(68,000,365)

Net depreciation of investments	$(106,281,909)

4.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of investment funds managed by Fidelity Management Trust Company (“Fidelity”). Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for the investment management services were included as a reduction of the return earned on each fund.

At December 31, 2008 and 2007, the Plan held 1,008,651.295 and 906,187.027 shares, respectively, of common stock of Potash Corporation of Saskatchewan (“Potash Corporation”), the parent company of the Plan sponsor, with a cost basis of $69,127,377 and $37,966,366, respectively. During the year ended December 31, 2008, the Plan recorded dividend income of $395,454.

5.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.

6.	FAIR VALUE MEASUREMENTS

Effective January 1, 2008, the Plan adopted SFAS No. 157. SFAS No. 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under SFAS No. 157 are described below:

Basis of Fair Value Measurement —

Level 1 — Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 — Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly;

Level 3 — Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following table sets forth by level within the fair value hierarchy the Plan investment assets at fair value, as of December 31, 2008. As required by SFAS No. 157, assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Investment Assets
	at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total

PCS Common Stock	$73,853,448	$—	$—	$73,853,448
Common Collective Trust		49,716,149		49,716,149
Mutual Funds	68,482,414			68,482,414
Participant Loans		5,849,405		5,849,405

Total investment assets at fair value	$142,335,862	$55,565,554	$—	$197,901,416

7.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter, dated December 19, 2008, that the Plan was designed in accordance with applicable IRC requirements. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

8.	NONEXEMPT PARTY-IN-INTEREST TRANSACTIONS

For two employees, contributions for the pay period ending March 10, 2007, totaling $112 had not been remitted to the trustee on a timely basis as required by Regulation 2510.3-102 of ERISA. During 2008, the Company filed Form 5330 with the Internal Revenue Service and paid the required excise tax on the transaction. In addition, the participant accounts were credited with the amount of investment income that would have been earned had the participant contribution been remitted on a timely basis.

9.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

A reconciliation of the financial statements to the Form 5500 as of December 31, 2008 and 2007, and for the year ended December 31, 2008, is as follows:

	2008	2007
Statements of net assets available for benefits:
Net assets available for benefits per the financial statements	$203,414,556	$313,317,787
Corrective distributions payable at December 31	26,441	52,165
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(2,017,500)	(388,918)
Company performance contribution receivable	(3,519,160)	(3,162,842)
Participant contributions receivable		(59)
Company matching contributions receivable		(22)
Rounding	(1)	(1)

Net assets available for benefits per the Form 5500 — at fair value	$197,904,336	$309,818,110

Statement of changes in net assets available for benefits:
Decrease in net assets per the financial statements	$(109,903,231)
Decrease corrective distributions payable at December 31	(25,724)
Increase in adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,628,582)
Increase Company performance contribution receivable	(356,318)
Decrease participant contributions receivable	59
Decrease Company matching contributions receivable	22

Net income per Form 5500	$(111,913,774)

* * * * * *

SUPPLEMENTAL SCHEDULES

PCS U.S. EMPLOYEES’ SAVINGS PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
AS OF DECEMBER 31, 2008

		Description of Investment,
		Including Maturity Date,
	Identity of Issue, Borrower,	Rate of Interest, Collateral,		Current
	Lessor, or Similar Party	Par, or Maturity Value	Cost**	Value

	SHARES OF REGISTERED INVESTMENT COMPANIES:
	Davis Selected Advisors, L.P.	Davis NY Venture A	$—	$10,467,834
	Legg Mason Fund Advisor, Inc.	Value Trust FI Class		3,619,540
	American Beacon Advisors, Inc.	ABF Large Cap Value Inst		484,925
*	Fidelity Management Trust Company	Puritan Fund		8,607,553
*	Fidelity Management Trust Company	Growth Company		6,800,343
*	Fidelity Management Trust Company	Overseas Fund		4,774,748
*	Fidelity Management Trust Company	Retirement Money Market Portfolio		12,355,641
*	Fidelity Management Trust Company	Mid-Cap Stock Fund		2,628,908
*	Fidelity Management Trust Company	Small Cap Stock Fund		1,506,006
*	Fidelity Management Trust Company	Freedom Income		268,808
*	Fidelity Management Trust Company	Freedom 2000		182,918
*	Fidelity Management Trust Company	Freedom 2005		25,329
*	Fidelity Management Trust Company	Freedom 2010		1,187,338
*	Fidelity Management Trust Company	Freedom 2015		1,194,827
*	Fidelity Management Trust Company	Freedom 2020		1,326,565
*	Fidelity Management Trust Company	Freedom 2025		744,498
*	Fidelity Management Trust Company	Freedom 2030		432,725
*	Fidelity Management Trust Company	Freedom 2035		171,025
*	Fidelity Management Trust Company	Freedom 2040		276,989
*	Fidelity Management Trust Company	Freedom 2045		81,069
*	Fidelity Management Trust Company	Freedom 2050		108,373
*	Fidelity Management Trust Company	Spartan US Equity Index Fund		5,331,044
*	Fidelity Management Trust Company	Institutional Short-Intermediate Government Fund		5,903,437
*	Fidelity Management Trust Company	U.S. Government Reserves Fund	135	135
*	COMMINGLED POOL — Fidelity Management Trust Company	Managed Income Portfolio II		49,716,149
*	POTASH CORPORATION OF SASKATCHEWAN	PCS Common Stock, 1,008,651.295 shares		73,853,448
*	PCS STOCK PURCHASE ACCOUNT	Money Market	1,836	1,836
*	PARTICIPANT LOANS	Due 2009 through 2028; interest rates 4.5% to 8.5%.		5,849,405

	TOTAL ASSETS HELD FOR INVESTMENT			$197,901,416

*	Party-in-interest.

**	Cost information is not required for participant-directed investments and, therefore, is not included.

PCS U.S. EMPLOYEES’ SAVINGS PLAN
FORM 5500, SCHEDULE H, PART IV, QUESTION 4a — DELINQUENT PARTICIPANT CONTRIBUTIONS
FOR THE YEAR ENDED DECEMBER 31, 2008

Question 4a “Did the employer fail to transmit to the plan any participant contributions within the time period described in 29 CFR 2510.3-102,” was answered “yes.”

	Relationship to Plan,
	Employer, or Other
Identity of Party Involved	Party-In-Interest	Description of Transactions	Amount

PCS Administration (USA), Inc.	Employer/Plan Sponsor	The March 10, 2007 participant contributions for two employees was not funded within the time period prescribed by D.O.L. Regulation 2510.3-102.	$112

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

PCS U.S. Employees Savings Plan
(Name of Plan)

Date: June 24, 2009

/s/ Barbara Jane Irwin
Barbara Jane Irwin
Senior Vice President, Administration
PCS Administration (USA), Inc.,
as Plan Administrator

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

23.1	Consent of Deloitte & Touche LLP